Mail Stop 3561

December 2, 2009

Timothy Neher
Principal Executive Officer and Principal Financial Officer
Accelerated Acquisitions III, Inc.
122 Ocean Park Boulevard
Suite 307
Santa Monica, CA 90405

> **Re:** **Form 10-K for Fiscal Year Ended December 31, 2008 filed March 26, 2009 and Form 10-Q for Fiscal Quarter Ended September 30, 2009 filed November 16, 2009 for the following companies:**
>
> **Accelerated Acquisitions III, Inc., File No. 000-53393**
> **Accelerated Acquisitions IV, Inc., File No. 000-53392**
> **Accelerated Acquisitions V, Inc., File No. 000-53394**

Dear Mr. Neher:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Nine Months Ended September 30, 2009

Item 4A(T). Controls and Procedures, page 3

1. We note that you have not provided an evaluation of your disclosure controls and procedures as of the end of the period covered by your Form 10-Q as required by

Item 307 of Regulation S-K. Please revise. In addition, as management did not initially provide such disclosure, tell us how you considered this omission from your conclusion on the effectiveness of your disclosure controls and procedures.

2. We note you voluntarily provided management's report on internal control over financial reporting. It appears that you concluded for the nine months ended September 30, 2009 your internal controls over financial reporting "may not be effective." Please revise your conclusion to state in unqualified language whether your internal controls over financial reporting are *effective* or *ineffective.* Please refer to the guidance in Item 308T(a) of Regulation S-K.

Exhibit 31 – Section 302 Certification

3. We note that your Section 302 certification does not comply with the language require by Item 601(31) of Regulation S-K in the following respect:
   - In the head note to paragraph four, you included the following language: "I am the registrant's principal executive officer and principal financial officer and..." Please remove this verbiage as it is not consistent with the requirements of Item 601(31) of Regulation S-K.

   Please confirm in future filings, including any amendments to this Form 10-Q, that you will revise your certification to comply with the issue noted above.

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Angela Halac, Staff Accountant, at (202) 551-3398 or Brian Bhandari, Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services